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E-Mail: ssperber@cgsh.com

April 22, 2015

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States

Re:	Comment Letter—GlaxoSmithKline plc (“GSK”) Annual Report on Form 20-F for 2014

Dear Mr. Rosenberg:

I understand that Victoria Whyte, Company Secretary of GSK, spoke with your colleague Mark Brunhofer today in connection with the comment letter dated April 2, 2015 relating to GSK’s Annual Report on Form 20-F for 2014. As they discussed, GSK only became aware of this letter today due to an information technology issue. It immediately acknowledged receipt thereafter. As requested, this is a brief note to indicate that GSK intends to respond to the comments by May 6, 2015.

The preparation of a response to staff comment letters typically involves a number of GSK business, financial and legal personnel, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel. Arranging for this involvement in order to respond to your comments any earlier than May 6, 2015 would be difficult.

You can reach either me, or my colleague Rachel Serlen, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc: Mr. Frank Wyman, Securities and Exchange Commission

Mr. Mark Brunhofer, Securities and Exchange Commission

Mr. Christopher Buckley, GlaxoSmithKline plc

Ms. Victoria Whyte, GlaxoSmithKline plc

Mr. Ranjan Sriskandan, PricewaterhouseCoopers